Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $9.9M and Non-GAAP
Operating Profit of $1.1M in Q1 2012

-  Business momentum continues with 13% revenue increase over the first quarter of last year, on a constant currency basis
- Declares dividend of NIS 0.78 (approximately US$0.204) per share

Givat Shmuel, Israel, – May 17th, 2012– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2012.

Highlights of Cimatron’s results for this period include the following:

•	Record first quarter non-GAAP operating and net profit of $1.1M and $1.0M, respectively

•	$0.11 non-GAAP earnings per share

•	69% year-over-year non-GAAP operating profit increase in Q1 2012

•	17% year-over-year new license revenue growth in Q1 2012, on a constant currency basis

•	$2.4M positive cash flow from operating activities

Concurrently with the announcement of its results, Cimatron today also declared a cash dividend of NIS 0.78 (approximately US$0.204) per share on outstanding ordinary shares, representing a total dividend payment of approximately $1.9 million.

The dividend is payable on June 25, 2012 to shareholders of record at the close of business on June 4, 2012.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted “We are happy to report another strong quarter. As global manufacturing activity continues to expand, we are able to grow our business in all territories and across all product lines. While we remain cautious in light of the recent political developments in Europe, we are happy to see strong business in our key European markets, namely Germany and Italy, as well as in North America and Asia.”

“We believe the strong year-over-year growth of license sales reflects our strong competitive position in our target markets, and our ability to translate product innovation into new business. Moreover, we were able to convert the revenue growth into strong cash flow and strong operating profit growth, making this quarter the best-ever Q1 in terms of non-GAAP operating and net profit.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the first quarter of 2012:

GAAP:

Revenues for the first quarter of 2012 increased by 11% to $9.9 million, from $8.9 million recorded in the first quarter of 2011.

Gross Profit for the first quarter of 2012 was $8.5 million as compared to $7.5 million in the same quarter of 2011. Gross margin in the first quarter of 2012 constituted 86% of revenues, compared to 85% in the same quarter of 2011.

Operating profit increased by 110% in the first quarter of 2012, to $0.9 million, from $0.4 million in the first quarter of 2011.

Net Profit for the first quarter of 2012 was $0.8 million, or $0.09 per diluted share, compared to a net profit of $0.3 million, or $0.04 per diluted share, recorded in the same quarter of 2011.

Non-GAAP:

Revenues for the first quarter of 2012 increased by 11% to $9.9 million, from $8.9 million recorded in the first quarter of 2011.

Gross Profit for the first quarter of 2012 was $8.6 million, as compared to $7.7 million in the corresponding quarter of 2011. Gross margin in the first quarter of 2012 constituted 87% of revenues, the same as in the first quarter of 2011.

Operating Profit increased by 69% in the first quarter of 2012 to $1.1 million, from $0.7 million in the first quarter of 2011.

Net profit for the first quarter of 2012 was $1.0 million, or $0.11 per diluted share, compared to a net profit of $0.8 million, or $0.08 per diluted share, recorded in the same quarter of 2011.

Conference Call

Cimatron's management will host a conference call today, May 17th, 2012 at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-281-1167
International: +972-3-9180644
Israel: 03-9180644

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2012	2011

Total revenue	9,886	8,894

Total cost of revenue	1,418	1,345
Gross profit	8,468	7,549

Research and development expenses, net	1,693	1,554

Selling, general and administrative expenses	5,886	5,571
Operating income	889	424

Financial income, net	113	116

Taxes on income	(174)	(227)

Other	15	(2)
Net income	843	311

Less: Net (income) loss attributable to the noncontrolling interest	(12)	28

Net income attributable to Cimatron's shareholders	$831	$339

Net income per share - basic and diluted	$0.09	$0.04

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,301	9,106

Diluted EPS (in thousands)	9,318	9,239

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2012			2011
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	9,886	-	9,886	8,894	-	8,894

Total cost of revenue (1)	1,418	(147)	1,271	1,345	(147)	1,198
Gross profit	8,468	147	8,615	7,549	147	7,696

Research and development expenses, net	1,693	-	1,693	1,554	-	1,554

Selling, general and administrative expenses (1)	5,886	(99)	5,787	5,571	(101)	5,470
Operating income	889	246	1,135	424	248	672

Financial income, net	113	-	113	116	-	116

Taxes on income (2)	(174)	(91)	(265)	(227)	172	(55)

Other	15	-	15	(2)	-	(2)
Net income	843	155	998	311	420	731

Less: Net (income) loss attributable to the noncontrolling interest	(12)	-	(12)	28	-	28

Net income attributable to Cimatron's shareholders	$831	$155	$986	$339	$420	$759
Net income per share - basic and diluted	$0.09		$0.11	$0.04		$0.08

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,301		9,301	9,106		9,106

Diluted EPS (in thousands)	9,318		9,318	9,239		9,239

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-cash tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2012	2011

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$14,904	$11,787
Trade receivables	6,102	5,840
Other current assets	1,836	1,452
Total current assets	22,842	19,079

Deposits with insurance companies and severance pay fund	3,187	3,069

Net property and equipment	944	1,009

Total other assets	11,232	11,365

Total assets	$38,205	$34,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$730	$87
Trade payables	1,226	1,072
Accrued expenses and other liabilities	7,799	9,048
Deferred revenues	5,270	2,403
Total current liabilities	15,025	12,610

LONG-TERM LIABILITIES:
Accrued severance pay	4,310	4,135
Long-term loan	6	6
Deferred tax liability	548	639
Total long-term liabilities	4,864	4,780

Total shareholders’ equity	18,316	17,132
Total liabilities and shareholders’ equity	$38,205	$34,522

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)		$17,132
Changes during the three months ended March 31, 2012:
Net income	12				831		843	843
Exercise of share options		-	14					14
Unrealized loss on derivative instruments				215			215	215
Other				112			112	112
Foreign currency translation adjustment				-			-	-
Total comprehensive income							1,170
Balance at March 31, 2012	$(119)	$313	$19,013	$(119)	$(20)	$(752)		$18,316

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Three months ended
	March 31,
	2012	2011

Cash flows from operating activities:
Net income	$843	$311

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	337	375
Increase (decrease) in accrued severance pay	218	(8)
Deferred taxes, net	(92)	170

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	(755)	(282)
Decrease (increase) in inventory	(21)	17
Increase in deposits with insurance companies and severance pay fund	(118)	(20)
Increase in trade payables, accrued expenses and other liabilities	1,941	715
Net cash provided by operating activities	2,353	1,278

Cash flows from investing activities:
Purchase of property and equipment	(63)	(45)
Net cash used in investing activities	(63)	(45)

Cash flows from financing activities:
Short-term bank credit	663	456
Long-term bank credit	(1)	-
Proceeds from issuance of shares upon exercise of options	14	728
Net cash provided by financing activities	676	1,184

Net increase in cash and cash equivalents	2,966	2,417
Effect of exchange rate changes on cash	151	342
Cash and cash equivalents at beginning of period	11,787	10,221
Cash and cash equivalents at end of period	$14,904	$12,980

Appendix A - Non-cash transactions
Purchase of property on credit	$8	$6